UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2022.

Commission File Number 001-38172

HUDSON CAPITAL INC.

(Translation of registrant’s name into English)

Mr. Warren Wang, Chief Executive Officer

19 West 44th Street, Suite 1001,

New York, NY 10036

Telephone: (970) 528- 9999

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Reverse Split

On January 21, 2022, the Board of Directors of Hudson Capital Inc. (the “Board”) approved a 2.2:1 reverse split of its ordinary shares as confirmed by the Board on 14 February 2022. Hudson Capital Inc.’s ordinary shares will begin trading on a split adjusted basis on February 15, 2022.

As a result of the reverse share split, each 2.2 pre-split shares of Hudson Capital Inc. shares will automatically combine into one (1) ordinary share without any action on the part of the holders, and the number of outstanding ordinary shares will be reduced from 8,213,647 to 3,733,476 ordinary shares. Hudson Capital Inc.’s ordinary shares will continue to trade on the NASDAQ Capital Market under the symbol “HUSN” but will trade under a new CUSIP number. The reverse split is intended to increase the market price per share of its ordinary shares to allow Hudson Capital Inc. to maintain its NASDAQ Capital Market listing.

No fractional shares will be issued as a result of the reverse share split. Shareholders who otherwise would be entitled to a fractional share because they hold a number of ordinary shares not evenly divisible by the one (1) for 2.2 reverse split ratio, will automatically be entitled to receive an additional fractional share of Hudson Capital’s ordinary shares to round up to the next whole share if they were to hold a fractional share equal to one-half or more. Shareholders who hold a fractional share equal to less than one-half will have the fractional share cancelled.

The reverse share split will not be submitted to a vote of Hudson Capital Inc.’s ordinary shareholders and a vote was not required under the laws of the BVI.

Hudson Capital Inc.’s transfer agent, Transhare Securities Transfer and Registrar will act as the exchange agent. Adjustments made to ordinary shares represented by physical stock certificates can be made upon surrender of the certificate to the transfer agent. Please contact Transhare Securities Transfer and Registrar for further information at (303) 662-1112.

Exhibits

Exhibit No.	Description
3.1	Amended and Restated Articles and Memorandum of Association

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 14, 2022	HUDSON CAPITAL INC.

	By:	/s/ Warren Wang
	Name:	Warren Wang
	Title:	Chief Executive Officer